UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

DORIAN LPG LTD.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

Y2106R110

(CUSIP Number)

Nick Fell

BW Maritime Pte. Ltd.

Mapletree Business City, #18-01

10 Pasir Panjang Road

Singapore 117438

Telephone: +65 (0) 6434 5818

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

Cusip No. Y2106R110	SCHEDULE 13D	Page 2 of 10

1.	NAMES OF REPORTING PERSONS BW Euroholdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,615,613
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,615,613

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,615,613
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*

The calculation assumes that there are a total of 54,596,027 Common Shares outstanding as of October 25, 2019, which is based on information provided by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 (the “Q2 2020 10-Q”).

Cusip No. Y2106R110	SCHEDULE 13D	Page 3 of 10

1.	NAMES OF REPORTING PERSONS BW Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,615,713
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,615,713

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,615,713
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	The calculation assumes that there are a total of 54,596,027 Common Shares outstanding as of October 25, 2019, which is based on information provided by the Issuer in the Q2 2020 10-Q.

Cusip No. Y2106R110	SCHEDULE 13D	Page 4 of 10

1.	NAMES OF REPORTING PERSONS BW LPG Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 100
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	The calculation assumes that there are a total of 54,596,027 Common Shares outstanding as of October 25, 2019, which is based on information provided by the Issuer in the Q2 2020 10-Q.

Cusip No. Y2106R110	SCHEDULE 13D	Page 5 of 10

1.	NAMES OF REPORTING PERSONS Sohmen Family Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,615,713
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,615,713

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,615,713
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%*
14.	TYPE OF REPORTING PERSON (see instructions) OO
* The calculation assumes that there are a total of 54,596,027 Common Shares outstanding as of October 25, 2019, which is based on information provided by the Issuer in the Q2 2020 10-Q.

Cusip No. Y2106R110	SCHEDULE 13D	Page 6 of 10

1.	NAMES OF REPORTING PERSONS BW LPG Holding Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 100
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	The calculation assumes that there are a total of 54,596,027 Common Shares outstanding as of October 25, 2019, which is based on information provided by the Issuer in the Q2 2020 10-Q.

Cusip No. Y2106R110	SCHEDULE 13D	Page 7 of 10

Item 1.  Security and Issuer.

This Amendment No. 13 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on July 28, 2015, as amended by Amendment No. 1 filed on August 31, 2015, Amendment No. 2 filed on January 29, 2018, Amendment No. 3 filed on February 1, 2018, Amendment No. 4 filed on May 29, 2018, Amendment No. 5 filed on July 9, 2018, Amendment No. 6 filed on July 16, 2018, Amendment No. 7 filed on October 9, 2018, Amendment No. 8 filed on June 28, 2019 (“Amendment No. 8”), Amendment No. 9 filed on July 3, 2019 (“Amendment No. 9”), Amendment No. 10 filed on July 15, 2019 (“Amendment No. 10”), Amendment No. 11 filed on September 3, 2019 (“Amendment No. 11”) and Amendment No. 12 filed on October 17, 2019 (“Amendment No. 12”, and collectively with this Amendment No. 13, the “Schedule 13D”) with respect to the shares of common stock, par value $0.01 per share (the “Common Shares”), of Dorian LPG Ltd., a company incorporated under the laws of the Republic of the Marshall Islands (the “Issuer”). The Issuer’s principal executive offices are located at 27 Signal Road, Stamford, Connecticut 06902. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

The second paragraph of Item 2 is hereby amended and restated in its entirety to read as follows:

Euroholdings is a wholly-owned subsidiary of BW Group. BW Group is a wholly-owned subsidiary of the Foundation. As of November 19, 2019, BW Group owns approximately 42.1% of BW LPG. LPG Holding is a wholly-owned subsidiary of BW LPG. The Reporting Persons may be considered a group within the meaning of Section 13(d)(3) of the Exchange Act.

Item 4.  Purpose of the Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed in Amendment No. 8, BW Group has determined to cause Euroholdings to sell a portion of its holdings of Common Shares. In furtherance of this determination, Euroholdings has made the sales of Common Shares set forth in Appendix 1 attached hereto, which is incorporated by reference herein, in addition to the sales of Common Shares previously disclosed in Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12.

The exact number of Common Shares that Euroholdings will sell still has not been determined, and will depend upon, among other things, market conditions generally and for the Common Shares. BW Group presently expects, however, that, subject to market conditions generally and for the Common Shares, it will sell at least 1,250,000 Common Shares in addition to the 4,210,847 Common Shares sold by Euroholdings from June 26, 2019 through November 18, 2019.

As the Reporting Persons have previously disclosed, the Reporting Persons expect to review from time to time their investment in the Issuer and in the future may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors, decide to: (i) continue to sell a portion or the remainder of the Common Shares, options or other securities now beneficially owned or hereinafter acquired by them; (ii) purchase additional Common Shares, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (iii) acquire assets of the Issuer and its subsidiaries; and (iv) engage in such other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby restated in its entirety as follows:

(a, b) As of the date hereof, each of the Foundation and BW Group may be deemed to be the beneficial owner of, and may be deemed to have shared voting and dispositive power over, 3,615,713 Common Shares, which represents 6.6% of the total outstanding Common Shares. This percentage is based on 54,596,027 Common Shares outstanding as of October 25, 2019, according to the Q2 2020 10-Q.

As of the date hereof, Euroholdings may be deemed to be the beneficial owner of, and may be deemed to have shared voting and dispositive power over, 3,615,613 Common Shares, which represents 6.6% of the total outstanding Common Shares. This percentage is based on 54,596,027 Common Shares outstanding as of October 25, 2019, according to the Q2 2020 10-Q.

As of the date hereof, BW LPG and LPG Holding may be deemed to be the beneficial owner of, and may be deemed to have shared voting and dispositive power over, 100 Common Shares, which represents 0.0% of the total outstanding Common Shares. This percentage is based on 54,596,027 Common Shares outstanding as of October 25, 2019, according to the Q2 2020 10-Q.

Cusip No. Y2106R110	SCHEDULE 13D	Page 8 of 10

(c) Other than the sales of an aggregate of 2,155,285 Common Shares by Euroholdings from October 10, 2019 through November 18, 2019, the details of which are set forth in Appendix 1 attached to Amendment No. 12 and Appendix 1 attached hereto, both of which are incorporated herein by reference, no transactions in Common Shares were effected during the past 60 days by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule 1 hereto.

(d) No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) This Item 5(e) is not applicable.

Cusip No. Y2106R110	SCHEDULE 13D	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2019

BW EUROHOLDINGS LIMITED

By:	/s/ Billy Chiu
Name:	Billy Chiu
Title:	Authorized Signatory

BW GROUP LIMITED

By:	/s/ Nicholas Fell
Name:	Nicholas Fell
Title:	Authorized Signatory

SOHMEN FAMILY FOUNDATION

By:	/s/ Andreas Sohmen-Pao
Name:	Andreas Sohmen-Pao
Title:	Authorized Signatory

BW LPG LIMITED

By:	/s/ Andreas Sohmen-Pao
Name:	Andreas Sohmen-Pao
Title:	Authorized Signatory

BW LPG HOLDING LIMITED

By:	/s/ Elaine Ong Yi Ling
Name:	Elaine Ong Yi Ling
Title:	Authorized Signatory

Cusip No. Y2106R110	SCHEDULE 13D	Page 10 of 10

APPENDIX 1

As of November 19, 2019, the below chart reflects the transactions in Common Shares effected by Euroholdings since those reported on Amendment No. 12. All of the Common Shares were sold in open market transactions executed by a broker on Euroholdings’ behalf.

Date	Common Shares Sold	Price per Common Share	Transaction Price Range
October 17, 2019	115,954	$12.2403*	$12.20 to $12.27
October 18, 2019	31,265	$12.2084*	$12.20 to $12.32
November 1, 2019	147,857	$12.9428*	$12.90 to $13.035
November 4, 2019	200,000	$12.8679*	$12.80 to $13.00
November 5, 2019	28,418	$13.0416*	$13.00 to $13.17
November 7, 2019	17,893	$12.9990*	$12.95 to $13.015
November 15, 2019	250,000	$12.7250	N/A
November 18, 2019	250,000	$13.0000	N/A

* Reflects the weighted average sale price per Common Share for Common Shares sold in multiple transactions. The Reporting Persons undertake to provide the SEC staff, upon request, all information regarding the number of Common Shares sold at each price within the ranges set forth above in this Appendix 1.